

For Immediate Release

For more information:

Jefferson Harralson
Chief Financial Officer
(864) 240-6208
Jefferson_Harralson@ucbi.com

UNITED COMMUNITY BANKS, INC. AND 21ST MORTGAGE CORPORATION CLOSE SALE OF MANUFACTURED HOUSING LOAN PORTFOLIO

GREENVILLE, SC, September 3, 2024 – United Community Banks, Inc. (NYSE: UCB) ("United") announced today the August 30th closing of the sale of substantially all of its manufactured housing loan portfolio, totaling $318.2 million, to 21st Mortgage Corporation, a division of Clayton Homes. The business was part of the Reliant Bancorp, Inc. acquisition in January of 2022. The portfolio had been in runoff following United's decision to cease originations in the third quarter of 2023.

"Rather than continue to slowly liquidate the portfolio through normal collections, we took this opportunity to accelerate our exit from this business," said Lynn Harton, Chairman and CEO. "21st Mortgage Corporation is the premier lender in this area with great capability to service the customers. In addition to removing a management distraction, the sale also reduces our risk profile slightly. While only 2% of loans, the portfolio represented 11% of our YTD net charge offs and 18% of our non-performing assets." Harton continued, "After the one-time loss on the sale of the portfolio, we do not expect any ongoing effect on earnings."

Including the approximately $11.5 million release of its associated reserve, transaction costs, and other accounting influences, United estimates an $0.18 per share impact to third quarter results. The transaction is slightly accretive to regulatory capital ratios.

Stephens Inc. served as United's exclusive financial advisor for the transaction.

About United Community Banks, Inc.

United Community Banks, Inc. (NYSE: UCB) is the financial holding company for United Community, a top 100 U.S. financial institution that is committed to improving the financial health and well-being of its customers and the communities it serves. United Community provides a full range of banking, wealth management and mortgage services. As of June 30, 2024, United Community Banks, Inc. had $27.1 billion in assets, 203 offices across Alabama, Florida, Georgia, North Carolina, South Carolina, and Tennessee, as well as a national SBA lending franchise and a national equipment lending subsidiary. In 2024, United Community became a 10-time winner of J.D. Power's award for the best customer satisfaction among consumer banks in the Southeast region and was recognized as the most trusted bank in the Southeast. In 2023, United was named by American Banker as one of the "Best Banks to Work For" for the seventh consecutive year and was recognized in the Greenwich Excellence and Best Brands Awards, receiving 15 awards that included national honors for overall satisfaction in small business banking and middle market banking. Forbes has also consistently listed United Community as one of the World's Best Banks and one of America's Best Banks. Additional information about United can be found at ucbi.com.

CAUTIONARY STATEMENT

This Press Release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In general, forward-looking statements usually may be identified through use of words such as "may," "believe," "expect," "anticipate," "intend," "will," "should," "plan," "estimate," "predict," "continue" and "potential," or the negative of these terms or other comparable terminology. Forward-looking statements are not historical facts and represent management's beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial conditions to differ materially from those expressed in or implied by such statements. Factors that could cause or contribute to such differences include, but are not limited to general competitive, economic, political, regulatory and market conditions. Further information regarding additional factors which could affect the forward-looking statements contained in this Press Release can be found in the cautionary language included under the headings "Cautionary Note Regarding Forward[1]Looking Statements" and "Risk Factors" in United's Annual Report on Form 10-K for the year ended December 31, 2023 and other documents subsequently filed by United with the United States Securities and Exchange Commission ("SEC"). Many of these factors are beyond United's ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. Accordingly, shareholders and investors should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this communication, and United undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for United to predict their occurrence or how they will affect United. United qualifies all forward-looking statements by these cautionary statements.